A - 1

SCHEDULE "A"

Plan of Arrangement under Section 193
of the Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1

In this Plan of Arrangement, the following terms have the following meanings:

(a)

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)

"AcquireCo" means 1350849 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of TAQA North Ltd.;

(c)

"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)

"Arrangement Agreement" means the agreement dated September 24, 2007 among, TAQA North Ltd., AcquireCo, PrimeWest, and PEI with respect to the Arrangement and all amendments thereto;

(e)

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(f)

"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(g)

"Certificate" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(h)

"Court" means the Court of Queen’s Bench of Alberta;

(i)

"Depositary" means Computershare Investor Services Inc. or such other company as may be designated by PrimeWest and AcquireCo;

(j)

"Dissenting Securityholders" means registered holders of PrimeWest Units or PrimeWest Exchangeable Shares who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(k)

"Effective Date" means the date the Articles of Arrangement are effective under the ABCA;

(l)

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

(m)

"Final Order" means the order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(n)

"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(o)

"Letters of Transmittal" means the letters of transmittal accompanying the information circular sent to the PrimeWest Securityholders pursuant to which such holders are required to deliver certificates representing PrimeWest Securities in order to receive the consideration payable to them pursuant to the Arrangement;

(p)

"Meeting" means the special meeting of PrimeWest Securityholders and PrimeWest UAR Holders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(q)

"PEI" means PrimeWest Energy Inc., a corporation amalgamated under the ABCA and a subsidiary of PrimeWest;

(r)

"PEI Note" means a non-interest bearing, unsecured demand promissory note of PEI payable in Canadian funds in a principal amount equal to the aggregate amount loaned by AcquireCo to PEI pursuant to Section 3.1(b), with any conversion of United States funds to Canadian funds for the purposes of calculating the principal amount of the PEI Note being based on the noon buying rate on the last Business Day prior to the Effective Date in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York;

(s)

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(t)

"PrimeWest" means PrimeWest Energy Trust, an open-ended unincorporated investment trust created under the laws of the Province of Alberta;

(u)

"PrimeWest America" means PrimeWest America Inc., a corporation incorporated under the ABCA and a wholly-owned subsidiary of PEI;

(v)

"PrimeWest Arrangement Resolution" means the special resolution in respect of the Arrangement to be voted upon by PrimeWest Securityholders and PrimeWest UAR Holders at the Meeting;

(w)

"PrimeWest Declaration of Trust" means the declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, PEI and the Initial Unitholder (as therein defined), as amended and restated as of July 11, 2007, and as further amended from time to time;

(x)

"PrimeWest Exchangeable Shareholders" means the holders of PrimeWest Exchangeable Shares;

(y)

"PrimeWest Exchangeable Shares" means the exchangeable shares in the capital of PEI;

(z)

"PrimeWest LLC" means PrimeWest Oil LLC, a corporation incorporated under the laws of the State of Colorado and a wholly-owned subsidiary of PrimeWest ULC;

(aa)

"PrimeWest LLC Asset Value" means an amount in United States funds equal to the value of the assets of PrimeWest LLC immediately prior to the Effective Time, as determined by PrimeWest LLC, minus the principal amount of the PrimeWest LLC Indebtedness and minus US$1,000;

(bb)

"PrimeWest LLC Indebtedness" means certain indebtedness in the principal amount of US$230,000,000 owing by PrimeWest LLC to PrimeWest ULC;

(cc)

"PrimeWest LTIP" means the long term incentive plan of PrimeWest dated October 16, 1996 and amended May 4, 2006;

(dd)

"PrimeWest Partnership" means PrimeWest Energy North America Partnership, a general partnership established under the laws of the State of Colorado and a direct and indirect wholly-owned subsidiary of PEI;

(ee)

"PrimeWest Partnership Indebtedness" means certain indebtedness in the principal amount of US$207,000,000 owing by PrimeWest Partnership to a syndicate of third party lenders;

(ff)

"PrimeWest Petroleum" means PrimeWest Petroleum Inc., a corporation incorporated under the laws of the State of Colorado and a direct and indirect wholly-owned subsidiary of PrimeWest;

(gg)

"PrimeWest Petroleum Indebtedness" means certain indebtedness in the principal amount of US$230,000,000 owing by PrimeWest Petroleum to PrimeWest LLC;

(hh)

"PrimeWest Petroleum Preferred Shares" means preferred stock, US$0.001 par value, in the capital of PrimeWest Petroleum;

(ii)

"PrimeWest Right" means a unit appreciation right issued under the PrimeWest LTIP;

(jj)

"PrimeWest Securities" means, collectively, the PrimeWest Units and the PrimeWest Exchangeable Shares;

(kk)

"PrimeWest Securityholders" means, collectively, the PrimeWest Unitholders and the PrimeWest Exchangeable Shareholders;

(ll)

"PrimeWest ULC" means PrimeWest Energy Development ULC, an unlimited liability corporation incorporated under the ABCA and a wholly-owned subsidiary of PrimeWest Partnership;

(mm)

"PrimeWest ULC Indebtedness" means certain indebtedness in the principal amount of US$230,000,000 owing by PrimeWest ULC to PrimeWest Partnership;

(nn)

"PrimeWest Unitholders" means the holders from time to time of one or more PrimeWest Units;

(oo)

"PrimeWest UAR Holders" means the holders from time to time of one or more PrimeWest Rights;

(pp)

"PrimeWest Units" means the trust units of PrimeWest;

(qq)

"Registrar" means the Registrar appointed under Section 263 of the ABCA;

(rr)

"Subsidiary" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such Person is not a corporation, as if such person were a corporation)) of such Person and includes any general partnership, limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

(ss)

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7

Any reference to a sum of money or funds in this Plan of Arrangement shall be considered to be a reference to lawful money of Canada, except that any reference to a sum of money or funds indicated by the symbol "US$" or indicated as being United States funds shall be considered to be a reference to lawful money of the United States.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) the PrimeWest Securityholders and PrimeWest UAR Holders; (ii) PrimeWest, PEI, PrimeWest ULC, PrimeWest America; and (iii) AcquireCo.

2.3

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of  has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, one minute apart and in the following order without any further act or formality:

(a)

the PrimeWest Declaration of Trust, the constating documents of PEI and the PrimeWest LTIP shall be amended:

(i)

to the extent necessary to enable the PrimeWest Units held by each PrimeWest Unitholder to be transferred to and acquired by AcquireCo in accordance with Section 3.1(m);

(ii)

to the extent necessary to enable the PrimeWest Exchangeable Shares held by each PrimeWest Exchangeable Shareholder to be transferred to and acquired by AcquireCo in accordance with Section 3.1(o);

(iii)

to the extent necessary to enable the PrimeWest Unit Appreciation Rights held by each PrimeWest UAR Holder to be transferred to and acquired by PEI in accordance with Section 3.1(q); and

(iv)

otherwise to the extent necessary to facilitate the Arrangement;

(b)

in exchange for the issuance and delivery by PEI to AcquireCo of the PEI Note, AcquireCo shall lend to PEI:

(i)

an amount of money in United States funds equivalent to the principal and, to the extent designated by PrimeWest Petroleum, all or a portion of the accrued and unpaid interest outstanding at the Effective Time with respect to the PrimeWest Petroleum Indebtedness; and

(ii)

an amount of money equivalent to the aggregate amount required to be paid by PEI to the PrimeWest UAR Holders in accordance with Section 3.1(q) of this Plan of Arrangement;

(c)

PEI shall subscribe for PrimeWest Petroleum Preferred Shares for aggregate subscription proceeds payable in United States funds equivalent to the amount of money loaned to PEI by AcquireCo pursuant to Section 3.1(b)(i) and PEI shall cause PrimeWest Petroleum to issue to PEI one (1) PrimeWest Petroleum Preferred Share for each US$10.00 in subscription proceeds so received;

(d)

PEI shall cause PrimeWest Petroleum to pay to PrimeWest LLC in United States funds all accrued and unpaid interest owing to the Effective Time on the PrimeWest Petroleum Indebtedness;

(e)

PEI shall cause PrimeWest Petroleum to pay to PrimeWest LLC in United States funds the principal amount owing with respect to the PrimeWest Petroleum Indebtedness and the PrimeWest Petroleum Indebtedness shall be deemed to have been satisfied and discharged;

(f)

PEI and PrimeWest ULC shall cause PrimeWest LLC to declare and pay a dividend in United States funds in an aggregate amount equal to the PrimeWest LLC Asset Value to PrimeWest ULC as the sole shareholder of PrimeWest LLC;

(g)

PEI and PrimeWest shall cause PrimeWest LLC to pay to PrimeWest ULC in United States funds the principal amount owing with respect to the PrimeWest LLC Indebtedness and the PrimeWest LLC Indebtedness shall be deemed to have been satisfied and discharged;

(h)

PrimeWest ULC shall assume all of the assets and liabilities of PrimeWest LLC and PEI and PrimeWest ULC shall cause PrimeWest LLC to be dissolved in accordance with the laws of its jurisdiction of incorporation;

(i)

PrimeWest ULC shall pay to PrimeWest Partnership in United States funds the principal amount and accrued and unpaid interest owing with respect to the PrimeWest ULC Indebtedness and the PrimeWest ULC Indebtedness shall be deemed to have been satisfied and discharged;

(j)

PEI and PrimeWest America shall cause PrimeWest Partnership to pay to the holders of the PrimeWest Partnership Indebtedness in United States funds the principal amount and accrued and unpaid interest owing with respect to the PrimeWest Partnership Indebtedness;

(k)

PEI shall assume all of the assets and liabilities of PrimeWest America and PrimeWest America shall be dissolved;

(l)

upon the dissolution of PrimeWest Partnership resulting from the dissolution of PrimeWest America, PEI shall assume all of the assets and liabilities of PrimeWest ULC and PrimeWest ULC shall be dissolved;

(m)

each PrimeWest Unit issued and outstanding at the Effective Time shall be transferred to and acquired by AcquireCo in exchange for an amount in cash equal to $26.75 for each PrimeWest Unit so transferred or, in the case of PrimeWest Units held by Dissenting Securityholders, the amount payable pursuant to Section 4.1;

(n)

upon the transfer of PrimeWest Units pursuant to subsection 3.1(m), the name of each PrimeWest Unitholder, including each Dissenting Securityholder who holds PrimeWest Units, shall be removed from the register of PrimeWest Unitholders and AcquireCo shall be added to the register of PrimeWest Unitholders;

(o)

each PrimeWest Exchangeable Share issued and outstanding at the Effective Time shall be transferred to and acquired by AcquireCo in exchange for an amount in cash equal to the product of $26.75 and the exchange rate of the PrimeWest Exchangeable Shares (expressed as the number of PrimeWest Units that are issuable as of the Effective Date on the exchange of one (1) PrimeWest Exchangeable Share) for each PrimeWest Exchangeable Share so transferred or, in the case of PrimeWest Exchangeable Shares held by Dissenting Securityholders, the amount payable pursuant to Section 4.1;

(p)

upon the transfer of PrimeWest Exchangeable Shares pursuant to subsection 3.1(o), the name of each PrimeWest Exchangeable Shareholder, including each Dissenting Securityholder who holds PrimeWest Exchangeable Shares, shall be removed from the register of PrimeWest Exchangeable Shareholders and AcquireCo shall be added to the register of PrimeWest Exchangeable Shareholders; and

(q)

each PrimeWest Right issued and outstanding at the Effective Time shall be transferred to and acquired by PEI and cancelled in exchange for an amount in cash equal to the amount that the holder of such PrimeWest Right would be entitled if the PrimeWest Right had been exercised on the Effective Date and the "Exercise Date Unit Price", as defined in the PrimeWest LTIP, had been equal to $26.75.

i.1

PrimeWest and PEI shall make the appropriate entries into their securities registers to reflect the matters referred to under Section  and PEI shall cause PrimeWest Petroleum to make the appropriate entries into its securities register to reflect the matters referred to under Section .

ARTICLE 2
DISSENTING SECURITYHOLDERS

2.1

Each registered holder of PrimeWest Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of PrimeWest Securities and shall only be entitled to be paid the fair value of the holder’s PrimeWest Securities by AcquireCo in accordance with Section 191 of the ABCA, as modified by this Plan of Arrangement and the Interim Order.  A Dissenting Securityholder who is paid the fair value of the holder’s PrimeWest Securities shall be deemed to have transferred the holder’s PrimeWest Securities to AcquireCo at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s PrimeWest Securities shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of PrimeWest Securities, notwithstanding the provisions of Section 191 of the ABCA. The fair value of the PrimeWest Securities shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of PrimeWest Securities at the Meeting; but in no event shall PrimeWest, AcquireCo or any other Person be required to recognize such Dissenting Securityholder as a securityholder of PrimeWest after the Effective Time and the name of such holder shall be removed from the applicable register of securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 3
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

3.1

At, or prior to the Effective Time, AcquireCo shall deposit cash in immediately available funds (at Calgary) with the Depositary, in an amount sufficient to pay all cash consideration payable by it to PrimeWest Securityholders and PrimeWest UAR Holders under this Plan of Arrangement.  From and after the deposit of such cash, the Depositary shall be considered to hold such funds for the sole benefit of the PrimeWest Securityholders and PrimeWest UAR Holders.  The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned upon such funds shall be for the account of AcquireCo.

3.2

From and after the Effective Time, certificates formerly representing PrimeWest Securities that were exchanged pursuant to Section  shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement or, in case of Dissenting Securityholders, under Section 4.1.

3.3

AcquireCo shall cause the Depositary to, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of PrimeWest Securities of a duly completed Letter of Transmittal, the certificates representing such PrimeWest Securities and such other documents and instruments as the Depositary may reasonably require, either:

(a)

forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)

if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

the cash which such holder has the right to receive pursuant to Section  or , net of any applicable withholding taxes.

1.1

If any certificate which immediately prior to the Effective Time represented an interest in outstanding PrimeWest Securities that were transferred pursuant to Section  or  has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Depositary, PrimeWest and AcquireCo, which bond is in form and substance satisfactory to each of the Depositary, PrimeWest and AcquireCo, or shall otherwise indemnify the Depositary, PrimeWest and AcquireCo against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

1.2

PrimeWest, PEI, AcquireCo and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of PrimeWest Securities and PrimeWest Rights such amounts as any of PrimeWest, PEI, AcquireCo or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of applicable federal, provincial, state, local or foreign tax law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the PrimeWest Securities and PrimeWest Rights in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

1.3

Any certificate formerly representing PrimeWest Securities that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such securities to receive cash.

ARTICLE 2
AMENDMENTS

2.1

PrimeWest, PEI and AcquireCo may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (a) set out in writing; (b) approved by the other parties; (c) filed with the Court and, if made following the Meeting, approved by the Court; and (d) communicated to holders of PrimeWest Securities if and as required by the Court.

2.2

Any amendment to this Plan of Arrangement may be proposed by PrimeWest, PEI and AcquireCo  at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

2.3

Any amendment to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of PrimeWest, PEI and AcquireCo.

2.4

Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by PrimeWest, PEI and AcquireCo, provided that it concerns a matter which, in the reasonable opinion of PrimeWest, PEI and AcquireCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of PrimeWest, PEI and AcquireCo or any former holder of PrimeWest Securities.